

February 25, 2010

Mr. Stephen P. Krill
Treasurer, The Dewey Electronics Corporation
27 Muller Road
Oakland, NJ 07346

Re: The Dewey Electronics Corporation
Form 10-K for the year ended June 30, 2009
File No. 0-2892

Dear Mr. Krill:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

      Sincerely,

      John Hartz
      Sr. Asst. Chief Accountant